SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 5)



                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

                                EM HOLDINGS, INC.
                            EMPIRE ACQUISITION CORP.
                                  LAP SHUN HUI
                    (Name of 14d-1 and 13e-3 Filing Persons)

                                 EMACHINES, INC.
                     (Name of 13e-4 and 13e-3 Filing Person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   29076P 10 Z
                      (CUSIP Number of Class of Securities)


     LAP SHUN (JOHN) HUI                                WAYNE R. INOUYE
       7373 HUNT AVENUE                           14350 MYFORD ROAD, SUITE 100
GARDEN GROVE, CALIFORNIA 92841                      IRVINE, CALIFORNIA 92606
        (714) 890-8388                                   (714) 481-2828

  (Name, address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

            With a copy to:                           With a copy to:
         MURRAY MARKILES, ESQ.                       JOHN A. FORE, ESQ.
AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.          STEVE L. CAMAHORT, ESQ.
   2029 CENTURY PARK EAST, SUITE 2400         WILSON SONSINI GOODRICH & ROSATI
     LOS ANGELES, CALIFORNIA 90067                PROFESSIONAL CORPORATION
             (310) 229-1000                          650 PAGE MILL ROAD
                                                PALO ALTO, CALIFORNIA 94304
                                                      (650) 493-9300

                                   -----------

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
          ----------------------                ----------------------
               $164,265,587                            $32,854


* Estimated for purposes of filing fee only. Calculated based on the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Stock"), multiplied by 154,967,534 (which includes 9,415,955 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares and the shares issuable pursuant to the outstanding options.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid....$32,854            Filing Parties..EM Holdings, Inc.
                                                             Empire Acquisition
                                                                Corp.
                                                             Lap Shun Hui
                                                             (14d-1 and 13e-3
                                                                filing parties)
                                                             eMachines, Inc.
                                                             (13e-4 and 13e-3
                                                                filing party)
Form or Registration No....Schedule TO        Date Filed......November 27, 2001
                           Amend. No. 4                       December 20, 2001
                           to Schedule TO

|_|   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|    third-party tender offer subject to Rule 14d-1.
      |X|    issuer tender offer subject to Rule 13e-4.
      |X|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on November 29, 2001, Amendment No. 2 filed with the SEC on December 5, 2001, Amendment No. 3 filed with the SEC on December 17, 2001 and Amendment No. 4 filed with the SEC on December 20, 2001 (the "Schedule TO"), relating to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO, as amended.

ALL ITEMS.

        The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 5, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on November 27, 2001, the Amendment No. 1 to Schedule TO we filed on November 29, 2001, the Amendment No. 2 to Schedule TO we filed on December 5, 2001, the Amendment No. 3 to Schedule TO we filed on December 17, 2001 and the Amendment No. 4 to Schedule TO we filed on December 20, 2001.

ITEM 4.

        Item 4 of Schedule TO is hereby amended and supplemented by including the following:

        The subsection of the Offer to Purchase entitled "SPECIAL FACTORS - Transactions and Arrangements concerning the Common Stock" is amended by adding the following paragraph at the end of that subsection:

               Except as described in this offer to purchase, we will purchase shares of eMachines common stock from officers and directors and affiliates of eMachines to the extent they are tendered in the offer or acquired in the merger on the same terms and at the same price offered by us to the stockholders of eMachines.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


Dated:  December 20, 2001                EM HOLDINGS, INC.


                                         By:     /S/ LAP SHUN HUI
                                               --------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President



Dated:  December 20, 2001                EMPIRE ACQUISITION CORP.



                                         By:     /S/ LAP SHUN HUI
                                               --------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President



Dated:  December 20, 2001                By:     /S/ LAP SHUN HUI
                                               --------------------------------
                                         Name:   Lap Shun Hui



Dated:  December 20, 2001                EMACHINES, INC.

                                         By:     /S/ WAYNE R. INOUYE
                                               --------------------------------
                                         Name:   Wayne R. Inouye
                                         Title:  President and Chief Executive
                                                    Officer


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